EXHIBIT 21.1

CarrierEQ, Inc. a/k/a Airfox

List of Subsidiaries

1.

Airfox Servicos E Intermediacoes LTDA, a limited liability company organized under the laws of the Federative Republic of Brazil, an approximately 99.99% owned direct subsidiary of Airfox; and

2.

AirToken GmbH, a Swiss GmbH, a wholly owned subsidiary of AirFox.